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NS Transaction in Own Shares

Unilever

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:06 24 February 2025

RNS Number : 1050Y
Unilever PLC
24 February 2025

TRANSACTIONS IN OWN SECURITIES

24 February 2025

Unilever PLC (the "**Company**") announces today that it has purchased the following nı
ordinary shares on the London Stock Exchange from Goldman Sachs International ("**th**
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	21 February 2025
Number of ordinary shares purchased:	50,000
Highest price paid per share:	GBP 43.9200
Lowest price paid per share:	GBP 43.5700
Volume weighted average price paid per share:	GBP 43.7183

Such purchases form part of the Company's existing share buy-back programme and wı
pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 47,651,677 of its ordinary share and has 2,520,896,142 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	**Volume weighted average price (GBP)**	**Aggregated volum**
LSE	43.7183	50,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
260	43.64	XLON	0
454	43.64	XLON	0
278	43.63	XLON	0
447	43.63	XLON	0
430	43.62	XLON	0
287	43.68	XLON	0
285	43.67	XLON	0
257	43.61	XLON	0
243	43.59	XLON	0
26	43.58	XLON	0
231	43.63	XLON	0
24	43.63	XLON	0
12	43.65	XLON	0
303	43.65	XLON	0
297	43.62	XLON	0
215	43.63	XLON	0

42	43.63	XLON	08
116	43.62	XLON	08
290	43.61	XLON	08
23	43.60	XLON	08
263	43.61	XLON	08
256	43.63	XLON	08
240	43.63	XLON	08
237	43.65	XLON	08
236	43.65	XLON	08
230	43.67	XLON	08
237	43.67	XLON	09
28	43.74	XLON	09
232	43.73	XLON	09
337	43.69	XLON	09
276	43.69	XLON	09
257	43.72	XLON	09
86	43.76	XLON	09
162	43.76	XLON	09
247	43.78	XLON	09
245	43.75	XLON	09
233	43.75	XLON	09
230	43.71	XLON	09
11	43.71	XLON	09
238	43.71	XLON	09
236	43.69	XLON	09
236	43.69	XLON	09
237	43.69	XLON	09
231	43.74	XLON	10
439	43.84	XLON	10
68	43.83	XLON	10
311	43.86	XLON	10
285	43.88	XLON	10
284	43.86	XLON	10
250	43.84	XLON	10
274	43.83	XLON	10
256	43.81	XLON	10
12	43.81	XLON	1(
257	43.80	XLON	1(
231	43.78	XLON	1(
233	43.80	XLON	1(
239	43.79	XLON	1(
143	43.73	XLON	1(
87	43.73	XLON	1(
231	43.72	XLON	1(
230	43.73	XLON	1(
231	43.76	XLON	1(
63	43.74	XLON	1(
75	43.71	XLON	1(
243	43.71	XLON	1(
23	43.71	XLON	1(
5	43.71	XLON	1(
66	43.71	XLON	1(
74	43.71	XLON	1(
312	43.69	XLON	1(
12	43.72	XLON	1(
5	43.72	XLON	1(
70	43.72	XLON	1(
68	43.72	XLON	1(
70	43.72	XLON	1(
45	43.72	XLON	1(
60	43.75	XLON	1
230	43.72	XLON	1
232	43.71	XLON	1
233	43.66	XLON	1
231	43.67	XLON	1
231	43.68	XLON	1
231	43.66	XLON	1
237	43.68	XLON	1
239	43.68	XLON	1
233	43.69	XLON	1
222	43.67	XLON	1
240	43.67	XLON	1
238	43.69	XLON	1
234	43.70	XLON	1
232	43.69	XLON	1
236	43.69	XLON	1
239	43.65	XLON	1
231	43.63	XLON	1
33	43.65	XLON	1
197	43.65	XLON	1

230	43.64	XLON	1
236	43.63	XLON	1
237	43.65	XLON	1
233	43.65	XLON	1
230	43.65	XLON	1
232	43.68	XLON	1
232	43.69	XLON	1
233	43.69	XLON	1
226	43.66	XLON	1
241	43.67	XLON	1
239	43.63	XLON	1
237	43.62	XLON	1
235	43.61	XLON	1
230	43.61	XLON	1
237	43.59	XLON	1
218	43.60	XLON	1
13	43.60	XLON	1
231	43.59	XLON	1
230	43.58	XLON	1
201	43.57	XLON	1
29	43.57	XLON	1
1	43.58	XLON	1
233	43.58	XLON	1
231	43.60	XLON	1
232	43.61	XLON	1
231	43.61	XLON	1
231	43.64	XLON	1
243	43.65	XLON	1
242	43.64	XLON	1
238	43.63	XLON	1
239	43.64	XLON	1
237	43.68	XLON	1
231	43.67	XLON	1
234	43.65	XLON	1
230	43.67	XLON	1
237	43.66	XLON	1
227	43.67	XLON	1
5	43.67	XLON	14
255	43.65	XLON	14
244	43.65	XLON	14

249	43.63	XLON	14
245	43.63	XLON	14
238	43.63	XLON	14
251	43.62	XLON	14
30	43.62	XLON	14
232	43.62	XLON	14
110	43.63	XLON	14
333	43.62	XLON	14
284	43.61	XLON	14
262	43.63	XLON	14
263	43.63	XLON	14
241	43.63	XLON	14
251	43.61	XLON	14
251	43.62	XLON	14
246	43.64	XLON	14
241	43.64	XLON	14
245	43.64	XLON	14
241	43.69	XLON	14
243	43.69	XLON	14
240	43.72	XLON	14
239	43.71	XLON	14
250	43.69	XLON	14
241	43.66	XLON	14
239	43.65	XLON	14
7	43.65	XLON	14
231	43.65	XLON	14
240	43.66	XLON	14
232	43.66	XLON	14
22	43.67	XLON	14
225	43.67	XLON	14
242	43.66	XLON	14
232	43.65	XLON	13
237	43.64	XLON	13
243	43.68	XLON	13
25	43.71	XLON	13
230	43.70	XLON	13
231	43.69	XLON	13
232	43.69	XLON	13
240	43.70	XLON	13
248	43.68	XLON	13
245	43.71	XLON	13
244	43.72	XLON	13
5	43.71	XLON	13
323	43.71	XLON	13
232	43.66	XLON	13
24	43.66	XLON	13
215	43.66	XLON	13
301	43.68	XLON	13
165	43.69	XLON	13
50	43.69	XLON	13
15	43.69	XLON	13
233	43.71	XLON	13
87	43.73	XLON	13
41	43.73	XLON	13
174	43.73	XLON	13
335	43.74	XLON	13
331	43.77	XLON	13
210	43.78	XLON	13
164	43.78	XLON	1:
353	43.77	XLON	1:
372	43.80	XLON	1:
40	43.80	XLON	1:
41	43.80	XLON	1:
289	43.80	XLON	1:
359	43.82	XLON	1:
350	43.86	XLON	1:
358	43.88	XLON	1:
373	43.86	XLON	1:
360	43.89	XLON	1:
352	43.88	XLON	1:
355	43.88	XLON	1(
376	43.87	XLON	1(
152	43.91	XLON	1(
239	43.91	XLON	1(
381	43.91	XLON	1(
356	43.91	XLON	1(
371	43.89	XLON	1(
370	43.90	XLON	1(
364	43.92	XLON	1(
379	43.92	XLON	1(

369	43.91	XLON	1(
381	43.90	XLON	1(
363	43.87	XLON	1(
379	43.86	XLON	1(
349	43.86	XLON	1(
375	43.86	XLON	1(
290	43.85	XLON	1(
243	43.88	XLON	1(
333	43.87	XLON	1(
26	43.90	XLON	1(
258	43.91	XLON	1(
221	43.91	XLON	1(
4	43.91	XLON	1(

Media Enquires:

Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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